BlueBay
asset management

07027525

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No: 82-35048

19 October 2007

SUPPL

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

By Courier

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

We last wrote to the SEC on 26th September 2007, furnishing a list of the additional information the Company made public, filed or distributed since the date of our previous letter. Please now find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed between 26th September 2007 and the date of this letter. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope and Fedex payment slip also enclosed.

Times Place • 45 Pall Mall • London SW1Y 5JG
tel +44(0)20 7389 3700 • fax +44(0)20 7930 7400 • www.bluebayinvest.com
BlueBay Asset Management plc • Registered in England and Wales No.3262598

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Simon Sutcliffe
Legal Associate
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Tel: 020 7389 8372
Fax: 020 7930 7400

Email: ssutcliffe@bluebayinvest.com

www.bluebayinvest.com

File No: 82-35048

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	12 October 2007	Notice of AGM
Regulatory News Item	15 October 2007	Interim Management Statement
Regulatory News Item	19 October 2007	Announcement Correction
Regulatory News Item	19 October 2007	Annual Information Update

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
Nil		

REG-BlueBay Asset Man <BBAY.L> Notice of AGM

12/10/2007

RNS Number:6440F
BlueBay Asset Management PLC
12 October 2007

Documents for the 2007 Annual General Meeting

Notice of 2007 Annual General Meeting

Proxy Form

The Company's Annual General Meeting will be held on 14 November 2007.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Interim Management Statement

15/10/2007

RNS Number:6753F
BlueBay Asset Management PLC
15 October 2007

INTERIM MANAGEMENT STATEMENT

BlueBay Asset Management plc (BlueBay) announces the following interim management statement for the first quarter to 30 September 2007.

At 30 September 2007, BlueBay's assets under management amounted to $14.7 billion, an increase of $1.6 billion since 30 June 2007, when the reported assets under management were $13.1 billion.

The breakdown of assets under management at 30 September 2007 compared to 30 June 2007 is as follows:

Product	30 September 2007 US$ billions	30 June 2007 US$ billions
Long/short	5.5	4.9
Long-only	6.9	5.6
Structured products	2.3	2.6
TOTAL	14.7	13.1

The increase in assets under management during the period can be broken down into net subscriptions of $1.1 billion and fund appreciation of $0.5 billion.

BlueBay launched during the quarter a new long-only fund, the High Yield Enhanced Fund on the BlueBay Structured Funds umbrella fund platform, which had assets under management of $124 million as of 30 September 2007.

Commenting on the interim management statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"We are pleased that, despite volatile credit market conditions during the July to September period, BlueBay's investors have continued to entrust the firm with significant levels of fresh assets to manage. We remain confident of the firm's prospects over the remainder of the 2008 financial year."

For further information please contact:

BlueBay Asset Management plc 020 7389 3700
Hugh Willis, CEO
Nick Williams, CFO
Alex Khein, COO

Brunswick Group LLP 020 7404 5959
Nigel Prideaux/Tim Williamson

More/....

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$14.7 billion of assets under management as at 30 September 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

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REG-BlueBay Asset Man <BBAY.L> Announcement Correction

19/10/2007

RNS Number:0253G
BlueBay Asset Management PLC
19 October 2007

BlueBay Asset Management plc

Preliminary Announcement Correction

In reviewing the Preliminary Results for the year ended 30 June 2007 and the Annual Report and Financial Statements for the fiscal year 2007, it has come to the Company's attention that the Basic Earnings per share for 2007 was misstated in both documents. This should have read 29.3p instead of the 25.0p that was reported. The Diluted Earnings per share number was correctly reported at 18.5p in these documents.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Annual Information Update

19/10/2007

RNS Number:0448G
BlueBay Asset Management PLC
19 October 2007

BlueBay Asset Management plc

ANNUAL INFORMATION UPDATE

BlueBay Asset Management plc (the "Company") provides this annual information update in accordance with the requirements of the Prospectus Directive (Directive 2003/71/EC), Prospectus Rule 5.2 and following publication of the Annual Report on 24 September 2007. This update refers to information and documents that were published, or made available to the public, during the relevant period in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE

The Company made the following UK regulatory announcements via Regulatory News Service (RNS) on or around the dates indicated:

Date	Announcement
19 October 2007	Announcement Correction
15 October 2007	Interim Management Statement
12 October 2007	Notice of AGM
25 September 2007	Annual Report and Accounts
20 September 2007	Blocklisting Interim Review
18 September 2007	Preliminary Results
21 August 2007	Holdings in Company
1 August 2007	Total Voting Rights
13 July 2007	Trading Statement
29 June 2007	Total Voting Rights
11 June 2007	Director Shareholding
17 April 2007	Trading Statement
30 March 2007	Voting Rights and Capital
20 March 2007	Interim Results
13 March 2007	Additional Adviser
16 January 2007	Trading Statement
12 January 2007	Notice of Trading Statement
29 December 2006	Stabilisation Notice

7 December 2006	Voting Rights and Capital
28 November 2006	Holdings in Company
28 November 2006	Holdings in Company
28 November 2006	Holdings in Company
24 November 2006	Holdings in Company
24 November 2006	Holdings in Company
23 November 2006	Holdings in Company
23 November 2006	Holdings in Company/Employee
23 November 2006	Holdings in Company/Employee
23 November 2006	Holdings in Company/Director
23 November 2006	Director/PDMR Shareholding
23 November 2006	Holdings in Company
23 November 2006	Director/PDMR Shareholding
23 November 2006	Director/PDMR Shareholding
23 November 2006	Director/PDMR Shareholding
23 November 2006	Director/PDMR Shareholding
23 November 2006	Holdings in Company
23 November 2006	Director/PDMR Shareholding
23 November 2006	Holdings in Company/Employee
23 November 2006	Holdings in Company/Director
23 November 2006	Director/PDMR Shareholding
21 November 2006	Over-allotment Option
17 November 2006	Stabilisation Notice
17 November 2006	IPO Offer Price of 300p
6 November 2006	IPO Offer Price Range

Copies of the above announcements can be downloaded from www.rns.com or the Company's website: www.bluebayinvest.com.

INFORMATION FILED AT COMPANIES HOUSE

The Company filed the following documents at the Registrar of Companies in England and Wales (Companies House), on or around the dates indicated:

Date	Document
26 July 2007	288b Secretary Resignation
26 July 2007	288a Secretary Appointment
26 July 2007	288c Directors Particulars Changed
1 June 2007	Articles of Association
1 June 2007	Shareholder Resolutions
28 April 2007	403a Declaration of Mortgage/Charge
3 March 2007	288c Directors Particulars Changed
3 March 2007	288a Director Appointment
22 February 2007	88 (2) R Allotment of Shares
22 February 2007	88 (2) R Allotment of Shares
22 February 2007	Form 123
22 February 2007	Form 123
22 February 2007	Form 122
22 February 2007	Form 122
22 February 2007	Shareholder Resolutions
20 February 2007	288a Director Appointment
20 February 2007	288a Director Appointment
20 February 2007	288a Director Appointment
20 February 2007	288b Director Resignation
20 February 2007	288b Director Resignation
8 December 2006	363s Annual Return
15 November 2006	Certificate of re-registration to plc
15 November 2006	Re-registration Memorandum and Articles
15 November 2006	Balance Sheet
15 November 2006	Auditors' Report
15 November 2006	Auditors' Statement
15 November 2006	Declaration on Re-Registration to plc
15 November 2006	Application for Re-Registration to plc

Copies of documents filed at Companies House can be obtained from Companies House website at www.companieshouse.gov.uk or Companies House, Crown Way, Cardiff, CF14 3UZ.

INFORMATION FILED AT THE SECURITIES AND EXCHANGE COMMISSION

The Company has submitted the following filings to the US Securities and Exchange Commission (SEC) on or around the dates indicated.

Date	Document
19 October 2007	Voluntary Supplemental Material by Foreign Issuers
26 September 2007	Voluntary Supplemental Material by Foreign Issuers
23 August 2007	Voluntary Supplemental Material by Foreign Issuers
24 July 2007	Voluntary Supplemental Material by Foreign Issuers
19 July 2007	13F-HR Quarterly Report filed by Institutional Managers, Holdings
19 June 2007	Voluntary Supplemental Material by Foreign Issuers
1 May 2007	Voluntary Supplemental Material by Foreign Issuers
26 March 2007	Voluntary Supplemental Material by Foreign Issuers
6 December 2006	13F-HR Quarterly Report filed by Institutional Managers, Holdings
6 December 2006	13F-HR Quarterly Report filed by Institutional Managers, Holdings
27 November 2006	12G3-2B Exemptions for ADR's and certain foreign securities
27 November 2006	ARS Annual Report to Security Holders
27 November 2006	ARS Annual Report to Security Holders
27 November 2006	Voluntary Supplemental Material by Foreign Issuers

Details of the above filings can be found on the SEC's website at www.sec.gov.

INFORMATION SENT TO THE UK LISTING AUTHORITY

The Company submitted copies of the following documents to the UK Listing Authority on or around the dates indicated:

Date	Document
12 October 2007	Notice of AGM and Form of Proxy
12 October 2007	Preliminary Results
25 September 2007	Annual Report and Accounts
30 March 2007	Interim Results
22 November 2006	IPO Prospectus

The above documents may be viewed at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

INFORMATION PROVIDED TO SHAREHOLDERS

The Company provided the following information to shareholders on or around the dates indicated:

Date	Document
12 October 2007	Annual Report, Notice of AGM and Form of Proxy

Copies of the above documents may be obtained from the Company Secretary at the Company's registered office, Times Place, 45 Pall Mall, London, SWIY 5JG or the Company's website: www.bluebayinvest.com

Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information reflected above. The information is not necessarily up to date as at the date of this annual information update and the Company does not

undertake any obligation to update any such information in the future. Further, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Name of contact and telephone number for enquiries:

James Brace, Company Secretary, 0207 389 3700

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